SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number 001-37410

ESSA Pharma Inc.

(Translation of registrant’s name into English)

Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada, V5Z 1K5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS INCLUDED AS PART OF THIS REPORT

Exhibit(s)

99.1	News Release Dated January 16, 2018: ESSA Expects 180-Day Extension to Regain Compliance with the NASDAQ Bid Price Rule

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESSA PHARMA INC.
(Registrant)

Date: January 16, 2018	By:	/S/ DAVID WOOD
	Name: Title:	David Wood Chief Financial Officer